UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pacific Copper Corp.

(Name of Issuer)

Common Stock

(Title of Class Securities)

69412U100
 (CUSIP NUMBER)

May 19, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 69412U100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

…………………Agosto Corporation Limited..…………………………………………………………………..

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a)	…………………………………………………………………………………………

(b)	…………………………………………………………………………………………

3.	SEC Use Only ……………………………………………………………………………..

4.	Citizenship or Place of Organization ….British Virgin Islands.………………………………

Number of	5.	Sole Voting Power……6,345,163……………………………………………….
Shares Bene-
ficially	6.	Shared Voting Power…0…………………………………………………………
Owned by
Each	7.	Sole Dispositive Power …6,345,163……………………………………………..
Reporting
Person With:	8.	Shared Dispositive Power …0……………………………………………………..

9.	Aggregate Amount Beneficially Owned by Each Reporting Person…6,345,163………….

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)…..

11	Percent of Class Represented by Amount in Row (9)……12.72%……………………...

12	Type of Reporting Person (See Instructions) ..CO……………………………………………

Item 1.
(a)	Name of Issuer:	Pacific Copper Corp.
(b)	Address of Issuer's Principal Executive Offices:	3430 E. Sunrise Dr., Suite 160 Tucson, AZ 85718

Item 2.
(a)	Name of Person Filing:	Agosto Corporation Limited
(b)	Address of Principal Business Office:	Craigmuir Chambers PO Box 71, Road Town Tortola, British Virgin Islands, VG1110

(c)	Citizenship:	British Virgin Islands

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	69412U100

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Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 6,345,163 shares beneficially held by Agosto Corporation Ltd. Immediately upon filing this Schedule 13G Oopeit, Inc., a B.V.I corporation, acquired all of J. Gordon Murphy’s interest in Agosto Corporation Ltd. and will be the sole shareholder and a control person of Agosto Corporation Ltd. The sole shareholder, director and officer of Oopeit, Inc. is Jason Thomas Kelly Butcher. Therefore for the purposes of Rule 13d-3 Mr. Butcher may be deemed the beneficial owner of the shares held by Agosto Corporation Ltd.

(b) Percent of class:	12.72%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	6,345,163

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	6,345,163

(iv) Shared power to dispose or to direct the disposition of	0

Item 5.                 Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.                 Identification and Classification of Members of the Group.

Not Applicable

Item 9.                 Notice of Dissolution of Group.

Not Applicable

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Item 10.               Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 19, 2014

/s/ Agosto Corporation Ltd
By: J. Gordon Murphy, Director

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